Broadcom Inc. – List of Significant Subsidiaries
As of October 30, 2022

Name of Subsidiary	Country of Incorporation
Avago Technologies International Sales Pte. Limited	Singapore
Avago Technologies Wireless (U.S.A.) Manufacturing LLC	Delaware (U.S.A.)
Broadcom Corporation	California (U.S.A.)
Broadcom Singapore Pte. Ltd.	Singapore
Broadcom Technologies, Inc.	Delaware (U.S.A.)
CA, Inc.	Delaware (U.S.A.)
LSI Corporation	Delaware (U.S.A.)